Exhibit 2.5

EXECUTION COPY

TENDER AND SUPPORT AGREEMENT

This Tender and Support Agreement, dated as of July 5, 2009 (this “Agreement”) is between Hans-Peter Gerhardt (“Warrantholder”), and PartnerRe Ltd., a Bermuda exempted company (“Parent”). Capitalized terms used but not defined herein have the meanings assigned to them in the Transaction Agreement (the “Transaction Agreement”) dated as of the date of this Agreement, between Parent and PARIS RE Holdings Limited, a Swiss corporation (the “Company”).

WHEREAS, Warrantholder owns the warrants (“Company Warrants”) to purchase shares of common stock of the Company, CHF 4.51 par value per share, set forth on Schedule A (“Company Shares”) (all such warrants on Schedule A, the “Schedule A Warrants”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and the Company are entering into the Transaction Agreement that provides for, among other things, (i) the making of an exchange offer (the “Offer”) by a wholly owned Subsidiary of Parent (“Purchaser”) for all of the outstanding Company Shares and Company Warrants that are not owned by Parent and its Subsidiaries prior to the commencement of the Offer, after giving effect to the transactions contemplated by the Securities Purchase Agreement and (ii), provided that Parent and its Subsidiaries own at least 90% of the outstanding Company Shares following consummation of the Offer, the merger of the Company with and into Purchaser immediately thereafter, upon the terms and subject to the conditions set forth therein.

WHEREAS, as a condition to Parent’s willingness to enter into the Transaction Agreement and the Securities Purchase Agreement, Parent has required that Warrantholder enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound, the parties agree as follows:

SECTION 1. Certain Definitions. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below:

“beneficial ownership” of any security by any Person means “beneficial ownership” of such security as determined pursuant to Rule 13d-3 under the Exchange Act, including all securities as to which such Person has the right to acquire, without regard to the 60-day period set forth in such rule. The terms “beneficially owned” and “beneficial owner” shall have correlative meanings.

“Covered Warrants” means (i) the Schedule A Warrants and (ii) all Company Warrants of which Warrantholder acquires beneficial ownership during the Agreement Period.

SECTION 2. Agreement to Tender. Warrantholder hereby agrees to validly tender or cause to be tendered in the Offer all of the Covered Warrants in exchange for 0.167 common shares, US$1.00 par value per share, of Parent (the “Parent Shares”) per Company Warrant, subject to adjustment pursuant to Section 2.06(d) of the Transaction Agreement and otherwise pursuant to and in accordance with the terms of the Offer as promptly as practicable (but no later than the close of business on the fifth Business Day) after commencement of the Offer. Pursuant to the Offer, Parent shall transfer and deliver to Warrantholder at the consummation of the Offer valid title to the Parent Shares to be issued to Warrantholder in the Offer free and clear of any Lien (as defined in the Transaction Agreement) and any other limitation or restriction (including any lock-up obligation, restriction on the right to vote, trade, sell or otherwise dispose of the Parent Shares), subject to applicable securities laws and the terms of Parent’s memorandum of association and bye-laws, and such Parent Shares shall be duly authorized, issued and delivered, fully paid and non-assessable. In furtherance of the foregoing, Warrantholder shall (i) deliver or cause to be delivered to Purchaser (A) a tendering order with respect to the Covered Warrants complying with the terms of the Offer, (B) a certificate or certificates representing the Covered Warrants and (C) all other documents or instruments, to the extent applicable, as are required to be delivered by other holders of Company Warrants pursuant to the terms of the Offer, and/or (ii) instruct his broker or such other Person that is the holder of record of any Covered Warrants to tender such Covered Warrants pursuant to and in accordance with the terms of the Offer. Warrantholder agrees that once the Covered Warrants are tendered, Warrantholder will not withdraw or cause to be withdrawn any of such Covered Warrants from the Offer, unless and until this Agreement shall have been terminated in accordance with Section 11(d). Notwithstanding the foregoing, if a competing offer is made prior to the settlement of the Offer, Warrantholder shall be entitled to tender its Covered Warrants into such competing offer and to withdraw from the Offer any Covered Warrants previously tendered.

SECTION 3. Documentation and Information. Warrantholder (i) consents to and authorizes, the publication and disclosure by Parent of Warrantholder’s identity and holding of Company Warrants, the nature of Warrantholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that Parent reasonably determines is required to be disclosed by Applicable Law in any press release, the Offer Documents, the Reply Documents, the S-4, the Proxy Statement (including all schedules and documents filed with the SEC or the AMF) or any other disclosure document in connection with the Offer, the Merger and any transactions contemplated by the Transaction Agreement and the Securities Purchase Agreement, and (ii) agrees as promptly as practicable to give to Parent any information it may reasonably require for the preparation of any such disclosure documents. Warrantholder agrees to as promptly as practicable notify Parent of any required corrections with respect to any information supplied by Warrantholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Parent shall provide Warrantholder with a reasonable opportunity to comment on any such publication or disclosure concerning Warrantholder and to consider in good faith Warrantholder’s comments thereon (it being understood that no such comment period shall be required where Warrantholder has previously reviewed and commented on substantially consistent disclosure).

SECTION 4. Representations and Warranties of Warrantholder. Warrantholder represents and warrants to Parent as follows (it being understood that, except where expressly stated to be given or made as of the date hereof only, the representations and warranties contained in this Agreement shall be made as of the date hereof and as of the date of each Company Shareholders Meeting and the final settlement date of the Offer):

(a) Authorization. Warrantholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by Warrantholder and constitutes a valid and legally binding obligation of Warrantholder, enforceable against Warrantholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

(b) No Violation. The execution, delivery and performance of this Agreement and the consummation by Warrantholder of the transactions contemplated hereby (i) will not violate any order of any Governmental Authority by which Warrantholder or any of its Affiliates is bound, (ii) will not violate any Applicable Law, (iii) do not require any consent or approval of, registration or filing with, or other action by, any Governmental Authority, except such as have been obtained and are in full force and effect, and (iv) will not violate or result in a default under any material agreement, judgment, injunction, order, decree or other instrument binding upon Warrantholder, with only such exceptions that, individually or in the aggregate, would not reasonably be expected to adversely affect in any material respect Warrantholder’s ability to consummate the transactions contemplated by this Agreement to be consummated by it.

(c) Ownership of Warrants. As of the date hereof, Warrantholder is, and at all times during the Agreement Period will be the sole record and beneficial owner of Warrantholder’s Schedule A Warrants. As of the date hereof, the Schedule A Warrants together constitute all of the Company Warrants beneficially owned by Warrantholder. As of the date hereof, the Schedule A Warrants are issued and outstanding and, upon exercise thereof, will be entitled to be voted at the Company shareholder meetings. The Covered Warrants shall at all times be free and clear of Liens, proxies, powers of attorney, voting trusts, options, rights of first offer or refusal or agreements (other than any Liens or proxy created by this Agreement). Except as provided in this Agreement, there are no agreements or arrangements of any kind, contingent or otherwise, to which Warrantholder is a party obligating Warrantholder to Transfer, or cause to be Transferred, any of the Covered Warrants. Except pursuant to this Agreement and the Transaction Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Warrants.

(d) Absence of Litigation. With respect to Warrantholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Warrantholder, threatened against or affecting, Warrantholder or any of his properties or assets (including the Covered Warrants) that could reasonably be expected to impair the ability of Warrantholder to perform his obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(e) Opportunity to Review; Reliance. Warrantholder has had the opportunity to review this Agreement, the Securities Purchase Agreement and the Transaction Agreement with counsel of his own choosing. Warrantholder understands and acknowledges that Parent is entering into the Securities Purchase Agreement and the Transaction Agreement in reliance upon Warrantholder’s execution, delivery and performance of this Agreement.

(f) Finders’ Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of Warrantholder in his capacity as such except for (i) reasonable costs and expenses incurred by Warrantholder’s counsels in connection with this Agreement and (ii) additional and/or increased fees and/or commissions for the benefit of Credit Suisse resulting from the inclusion of the value of the Covered Warrants or otherwise from the entering into this Agreement for purposes of determining the fees and commissions, if any, that Credit Suisse may be owed in connection with the transactions contemplated by the Transaction Agreement and the Securities Purchase Agreement (as defined in the Transaction Agreement).

SECTION 5. Representations and Warranties of Parent. Parent represents and warrants to Warrantholder, as of the date hereof and as of the date of each Company Shareholders Meeting and the final settlement date of the Offer, that it has full corporate or other power and authority to execute and deliver this Agreement and, subject to obtaining the Parent Shareholder Approvals, to perform its obligations hereunder. The execution and delivery by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a valid and legally binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, Parent or any of its properties or assets that could reasonably be expected to impair the ability of such Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

SECTION 6. No Encumbrances on Covered Warrants. (a) Except pursuant to the terms of this Agreement or as agreed in writing by Parent, during the Agreement Period, Warrantholder shall not (and shall not permit any Person under Warrantholder’s control or any of his representatives to), without the prior written consent of Parent, directly or indirectly, (i) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift) (each, a “Transfer”), (ii) otherwise permit any Liens to be created on, or (iii) enter into any contract or agreement, (including any derivative, hedging or other agreement), option or other arrangement (including any profits sharing arrangement) or understanding with respect to the direct or indirect Transfer of, any Covered Warrants. Warrantholder shall not (and shall not permit any Person under Warrantholder’s control or any of his representatives to) seek or solicit any such Transfer or any such contract or agreement, option or other arrangement or understanding. Without limiting the foregoing, Warrantholder shall not (and shall not permit any Person under Warrantholder’s control or any of his representatives to) take any other action that would make any representation or warranty of Warrantholder contained herein untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of

Warrantholder’s obligations hereunder. Without limiting the foregoing, Warrantholder also agrees not to engage in any transaction with respect to any of the Covered Warrants with the primary purpose of depriving Parent of the intended benefits of this Agreement.

(b) Warrantholder shall not (and shall not permit any Person under Warrantholder’s control or any of his representatives to) request that the Company register the Transfer (book- entry or otherwise) of any certificate or uncertificated interest representing any of the Covered Warrants, unless such Transfer is made in compliance with this Agreement. Warrantholder hereby authorizes Parent to direct the Company to impose stop orders to prevent the Transfer of any Covered Warrants on the books of the Company in violation of this Agreement.

SECTION 7. Notices of Certain Events. Warrantholder shall notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of Warrantholder set forth in Section 4.

SECTION 8. Further Assurances. Parent and Warrantholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law and regulations, to perform their respective obligations under this Agreement.

SECTION 9. Director Protections. Parent agrees, for the benefit of Warrantholder, to perform and comply in full with its obligations under Sections 8.05 and 8.08 of the Transaction Agreement.

SECTION 10. Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Company Shares or Company Warrants by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the terms “Schedule A Warrants” and “Covered Warrants” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in the transaction.

SECTION 11. Miscellaneous. (a) Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given,

If to Parent:

PartnerRe Ltd.
Wellesley House
90 Pitts Bay Road
Pembroke
HM 11
Bermuda
Attention: Amanda Sodergren
Facsimile No.: (441) 292-3060
E-mail: amanda.sodergren@partnerre.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Phillip R. Mills
Facsimile No.: (212) 450-3800
E-mail: phillip.mills@davispolk.com

If to Warrantholder:

Hans-Peter Gerhardt
PARIS RE Holdings Limited
Poststrasse 30
Postfach 851
6301 Zug, Switzerland
Facsimile No.: +41-41-727-51-51
E-mail: hanspeter.gerhardt@paris-re.com

with a copy to:

Homburger AG
Weinbergstrasse 56
CH-8006 Zürich
Attention: Hansjuerg Appenzeller
Facsimile No.: +41-43-222-15-00
E-mail: hansjuerg.appenzeller@homburger.ch

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

(b) Entire Agreement; No Third Party Beneficiaries; Amendment. (i) This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, and supersedes all prior understandings, agreements or representations, both oral and written, by or among the parties hereto with respect to the subject matter hereof.

(ii) This Agreement shall not confer any rights, remedies, benefits, obligations or liabilities upon any Person or entity other than the parties hereto and their respective permitted successors and permitted assigns.

(iii) This Agreement may only be amended by a written instrument executed and delivered by Parent and Warrantholder.

(c) Assignment; Binding Effect. Neither Warrantholder, on the one hand, nor Parent, on the other hand, may assign this Agreement or any of his or its rights, interests or obligations hereunder (whether by operation of Applicable Law or otherwise) without the prior written approval of Parent or Warrantholder, as applicable, and any attempted assignment without such prior written approval shall be void and without legal effect; provided, however, that each party may assign its rights hereunder to one or more of its controlled Affiliates; it being understood and agreed that any such assignment shall not relieve such party of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns.

(d) Termination. This Agreement shall automatically terminate and become void and of no further force or effect at the end of the Agreement Period; provided, however, that no such termination shall relieve or release Warrantholder or Parent from any obligations or liabilities arising out of his or its breach of this Agreement prior to its termination.

(e) Governing Law. (i) This Agreement shall be governed by and construed in accordance with the laws of Switzerland.

(f) Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Commercial Court of the Canton of Zurich.

(g) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(h) Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the specific terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Commercial Court of the Canton of Zurich, in addition to any other remedy to which they are entitled at law or in equity.

(i) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by or on behalf of the party incurring such cost or expense except for reasonable costs and expenses incurred by Warrantholder’s counsels in connection with this Agreement which shall be paid by the Company.

(j) Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

(k) Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Agreement unless otherwise specified. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.

(l) No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

(m) No Limitation on Actions as Director or Officer. Notwithstanding any other provision of this Agreement, nothing in this Agreement is intended to, or shall be construed to, prohibit Warrantholder from taking any action in his capacity as a member of the Company’s

Board of Directors or as an officer of the Company or from exercising his fiduciary duties as a member of the Company’s Board of Directors or as an officer of the Company.

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The parties hereto have executed this Tender and Support Agreement as of the date first written above.

Hans-Peter Gerhardt
By:	/s/ Hans-Peter Gerhardt
Name:	Hans-Peter Gerhardt
Title:	Chief Executive Officer

PARTNERRE LTD.
By:	/s/ Albert Benchimol
Name:	Albert Benchimol
Title:	Chief Financial Officer